Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

netease@thepiacentegroup.com

Tel: (+1) 212-481-2050

NetEase Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

(Beijing - February 26, 2020) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights[1]

•                  Net revenues  were RMB15,734.8 million (US$2,260.2 million), an increase of 9.2% compared with the fourth quarter of 2018.

•                  Online game services net revenues were RMB11,604.3 million (US$1,666.9 million), an increase of 5.3% compared with the fourth quarter of 2018.

•                  Youdao net revenues were RMB410.4 million (US$59.0 million), an increase of 78.4% compared with the fourth quarter of 2018.

•                  Innovative businesses and others net revenues were RMB3,720.0 million (US$534.4 million), an increase of 17.9% compared with the fourth quarter of 2018.

•                  Gross profit was RMB8,210.4 million (US$1,179.4 million), an increase of 9.0% compared with the fourth quarter of 2018.

•                  Total operating expenses were RMB5,234.0 million (US$751.8 million), an increase of 17.5% compared with the fourth quarter of 2018.

[1] In September 2019, NetEase sold its Kaola e-commerce business, the principal terms of which were previously announced. As a result, Kaola has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release are presented on a continuing operations basis, unless otherwise specifically stated.

•                  Net income from continuing operations attributable to the Company’s shareholders was RMB3,053.7 million (US$438.6 million). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB3,662.3 million (US$526.1 million). [2]

•                  Basic net income per ADS from continuing operations was US$3.40. Non-GAAP basic net income per ADS from continuing operations was US$4.07. [2]

Fourth Quarter 2019 and Recent 2020 Operational Highlights

•                  Expanded user base and diversified portfolio with new games launched in China including:

•                  Fantasy Westward Journey 3D, released in December, topped China’s iOS download chart soon after its launch, capturing wide interest from game players.

•                  Introduced other thrilling new titles including Xuan Yuan Sword: Dragon Upon the Cloud, Bloom & Blade, Onmyoji: The Card Game, Champion of the Fields, The Ninth Institute and Astracraft.

•                  Deepened international brand recognition with popular games:

•                  Knives Out remained popular in Japan and topped the iOS grossing chart several times in the fourth quarter.

•                  Identity V ranked third on Japan’s top iOS grossing chart several times in November and December.

•                  Marvel Super War, released in December in several Southeast Asian markets, gained popularity and topped many iOS download charts.

•                  Continued popularity of Blizzard Entertainment’s World of Warcraft® in China, bolstered by the release of World of Warcraft Classic, achieving a record number of total monthly subscribers in the fourth quarter, with increased revenue quarter-over-quarter.

•                  Advanced exciting game pipeline, including: Onmyoji: Yokai Koya, Harry Potter: Magic Awakened, EVE Echoes, Ghost World Chronicle, Revelation mobile game, Diablo® Immortal™ and Pokémon Quest.

•                  Net revenues from Youdao’s learning services and products were RMB311.9 million (US$44.8 million) for the fourth quarter of 2019, a 128.6% increase from the same period in 2018.

•                  Advanced NetEase Cloud Music with strong revenue growth, expanding the Company’s community of independent musicians to more than 100,000 and over 270 billion playbacks of their songs in 2019.

[2] As used in this press release, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“We saw strong growth across our primary businesses, increasing our total annual net revenues and net income from continuing operations attributable to the Company’s shareholders year-over-year by 16% and 60%, respectively, due to strong performances in our online game services as well as other business segments,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our online game services net revenues continued to grow, propelled by the sustained and growing popularity of our existing titles, again demonstrating the longevity of our game franchises. At the end of the year, we launched the long-anticipated Fantasy Westward Journey 3D, which gave us a wonderful start to the first quarter. We will continue to bring more masterpieces to both domestic and global players in 2020.

“Our online education and music businesses also performed remarkably well. Youdao is exploring new approaches to grow its business, replicating successful course experiences to produce premium learning content, products and scale with a positive impact to its margins. Our differentiation in music offerings is also becoming more evident. We are helping hundreds of thousands of independent musicians create and promote their work to Chinese music lovers with our platform’s specialized promotion and distribution capabilities in independent music. We believe that NetEase’s orientation as a forerunner in these evolving markets positions us well for growth and the ability to create additional value for our stakeholders. Finally, with respect to the COVID-19 outbreak, we currently expect to see some impact to our business lines in the near-term, however, the situation is evolving. NetEase is committed to providing support to affected communities and working together as we move through this challenging time,” Mr. Ding concluded.

Fourth Quarter 2019 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2019 were RMB15,734.8 million (US$2,260.2 million), compared to RMB14,635.7 million and RMB14,405.3 million for the preceding quarter and the fourth quarter of 2018, respectively.

Net revenues from online game services were RMB11,604.3 million (US$1,666.9 million) for the fourth quarter of 2019, compared to RMB11,534.8 million and RMB11,019.6 million for the preceding quarter and the fourth quarter of 2018, respectively. Net revenues from mobile games accounted for approximately 70.4% of net revenues from online games for the fourth quarter of 2019, compared to 71.0% and 69.7% for the preceding quarter and the fourth quarter of 2018, respectively.

Net revenues from Youdao were RMB410.4 million (US$59.0 million) for the fourth quarter of 2019, compared to RMB345.9 million and RMB230.1 million for the preceding quarter and the fourth quarter of 2018, respectively.

Net revenues from innovative businesses and others were RMB3,720.0 million (US$534.4 million) for the fourth quarter of 2019, compared to RMB2,755.0 million and RMB3,155.6 million for the preceding quarter and the fourth quarter of 2018, respectively.

Gross Profit

Gross profit for the fourth quarter of 2019 was RMB8,210.4 million (US$1,179.4 million), compared to RMB7,870.4 million and RMB7,530.5 million for the preceding quarter and the fourth quarter of 2018, respectively.

Gross profit for online game services was stable quarter-over-quarter. The year-over-year increase in online game services gross profit was primarily due to increased revenue contribution from mobile games including Life-After, Invincible and Identity V.

The quarter-over-quarter and year-over-year increases in Youdao gross profit were primarily due to increased net revenues from its learning services and products.

The quarter-over-quarter increase in innovative businesses and others gross profit was primarily contributed from NetEase Cloud Music and NetEase’s advertising services. The year-over-year increase in innovative businesses and others gross profit was primarily due to increased net revenues from NetEase Cloud Music.

Gross Profit Margin

Gross profit margin for online game services for the fourth quarter of 2019 was 63.1%, compared to 63.8% and 62.8% for the preceding quarter and the fourth quarter of 2018, respectively. Gross profit margin for online game services was generally stable, fluctuating within a narrow band based on the revenue mix of mobile and PC-client, as well as self-developed and licensed games.

Gross profit margin for Youdao for the fourth quarter of 2019 was 29.8%, compared to 25.8% and 29.7% for the preceding quarter and the fourth quarter of 2018, respectively. The quarter-over-quarter increase in Youdao gross profit margin was mainly due to an improvement from its learning services and products and online marketing services. Gross profit margin for Youdao was stable year-over-year.

Gross profit margin for innovative businesses and others for the fourth quarter of 2019 was 20.6%, compared to 15.2% and 17.0% for the preceding quarter and the fourth quarter of 2018, respectively. The quarter-over-quarter increase in innovative businesses and others gross profit margin was primarily contributed from NetEase Cloud Music and NetEase’s advertising services. The year-over-year increase in innovative businesses and others gross profit margin was primarily due to increased net revenues from NetEase Cloud Music.

Operating Expenses

Total operating expenses for the fourth quarter of 2019 were RMB5,234.0 million (US$751.8 million), compared to RMB4,535.6 million and RMB4,455.4 million for the preceding quarter and the fourth quarter of 2018, respectively. The quarter-over-quarter and year-over-year increases in total operating expenses were mainly due to increased marketing expenditures related to online game services.

Other Income [3]

Other income consisted of investment income, interest income, foreign exchange gains and losses and others. The quarter-over-quarter and year-over-year increases in other income for the fourth quarter of 2019 were mainly due to the fair value changes of equity investments in publicly traded companies.

Income Taxes [3]

The Company recorded a net income tax charge of RMB876.3 million (US$125.9 million) for the fourth quarter of 2019, compared to RMB88.0 million and RMB917.7 million for the preceding quarter and the fourth quarter of 2018, respectively. The effective tax rate for the fourth quarter of 2019 was 22.1%, compared to 2.1% and 25.9% for the preceding quarter and the fourth quarter of 2018, respectively. The effective tax rate represents certain estimates by the Company regarding the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income [3]

Net income from continuing operations attributable to the Company’s shareholders for the fourth quarter of 2019 totaled RMB3,053.7 million (US$438.6 million), compared to RMB4,134.2 million and RMB2,536.2 million for the preceding quarter and the fourth quarter of 2018, respectively.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders for the fourth quarter of 2019 totaled RMB3,662.3 million (US$526.1 million), compared to RMB4,726.0 million and RMB3,181.2 million for the preceding quarter and the fourth quarter of 2018, respectively.

NetEase reported basic and diluted net income from continuing operations per ADS of US$3.40 and US$3.36, respectively, for the fourth quarter of 2019. The Company reported basic and diluted net income from continuing operations per ADS of US$4.60 and US$4.56, respectively, for the preceding quarter, and basic and diluted net income from continuing operations per ADS of US$2.85 and US$2.83, respectively, for the fourth quarter of 2018.

Non-GAAP basic and diluted net income from continuing operations per ADS were US$4.07 and US$4.03, respectively, for the fourth quarter of 2019, compared to non-GAAP basic and diluted net income from continuing operations per ADS of US$5.26 and US$5.22, respectively, for the preceding quarter, and non-GAAP basic and diluted net income from continuing operations per ADS of US$3.57 and US$3.55, respectively, for the fourth quarter of 2018.

[3] The Company has adjusted the gain from the disposal of its Kaola e-commerce business in the third quarter of 2019 from continuing operations to discontinued operations. This resulted in, among other things, a decrease in “Other, net,” “Income tax” and “Net income from continuing operations attributable to the Company’s shareholders” for the third quarter of 2019. Please see the footnote to the consolidated statements of income in this press release for additional information.

Fiscal Year 2019 Financial Results

Net Revenues

Net revenues for fiscal year 2019 were RMB59,241.1 million (US$8,509.5 million), compared to RMB51,178.6 million for fiscal year 2018.

Net revenues from online game services were RMB46,422.6 million (US$6,668.2 million) for fiscal year 2019, compared to RMB40,190.1 million for fiscal year 2018. Mobile games accounted for approximately 71.4% of net revenues from online game services for fiscal year 2019, compared to 71.0% for fiscal year 2018.

Net revenues from Youdao were RMB1,304.9 million (US$187.4 million) for fiscal year 2019, compared to RMB731.6 million for fiscal year 2018.

Net revenues from innovative businesses and others were RMB11,513.6 million (US$1,653.8 million) for fiscal year 2019, compared to RMB10,256.9 million for fiscal year 2018.

Gross Profit

Gross profit for fiscal year 2019 was RMB31,555.3 million (US$4,532.6 million), compared to RMB27,346.1 million for fiscal year 2018.

The year-over-year increase in online game services gross profit for fiscal year 2019 was primarily attributable to increased revenue contribution from mobile games such as Life-After, Invincible and Identity V.

The year-over-year increase in Youdao gross profit for fiscal year 2019 was primarily attributable to the rapid development of its learning services and products.

The year-over-year increase in innovative businesses and others gross profit for fiscal year 2019 was primarily due to increased net revenues from NetEase Cloud Music, CC live-streaming and Yanxuan, as well as improved cost control.

Operating Expenses

Total operating expenses for fiscal year 2019 were RMB17,764.6 million (US$2,551.7 million), compared to RMB17,368.8 million for fiscal year 2018. The year-over-year increase in total operating expenses for fiscal year 2019 was primarily due to increased research and development investments and staff-related costs, partially offset by decreased selling and marketing expenditures.

Other Income

Other income consisted of investment income/ (loss), interest income, foreign exchange gains and losses and others. The year-over-year increase in other income for fiscal year 2019 was mainly due to fair value changes of equity investments in publicly traded companies.

Income Taxes

The Company recorded a net income tax charge of RMB2,914.7 million (US$418.7 million) and RMB2,460.7 million for fiscal years 2019 and 2018, respectively. The effective tax rate was 17.8% for fiscal year 2019, compared to 22.2% for fiscal year 2018. The lower effective tax rate for fiscal year 2019 was mainly due to reduced losses from certain subsidiaries of the Company.

Net Income and Non-GAAP Net Income

Net income from continuing operations attributable to the Company’s shareholders for fiscal year 2019 totaled RMB13,275.0 million (US$1,906.8 million), compared to RMB8,291.1 million for fiscal year 2018.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders for fiscal year 2019 totaled RMB15,662.7 million (US$2,249.8 million), compared to RMB10,761.3 million for fiscal year 2018.

NetEase reported basic and diluted net income from continuing operations per ADS of US$14.80 and US$14.67, respectively, for fiscal year 2019, and basic and diluted net income from continuing operations per ADS of US$9.20 and US$9.15, respectively, for fiscal year 2018.

Non-GAAP basic and diluted net income from continuing operations per ADS were US$17.46 and US$17.31, respectively, for fiscal year 2019, compared to non-GAAP basic and diluted net income from continuing operations per ADS of US$11.94 and US$11.87, respectively, for fiscal year 2018.

Quarterly Dividend

The board of directors has approved a dividend of US$1.02 per ADS for the fourth quarter of 2019, which is expected to be paid on March 20, 2020 to shareholders of record as of the close of business on March 13, 2020.

NetEase paid a dividend of US$7.59 per ADS for the third quarter of 2019 on December 13, 2019.

Starting in the second quarter of 2019, the Company’s policy has been to set quarterly dividends at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of December 31, 2019, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB74,406.0 million (US$10,687.8 million), compared to RMB49,652.5 million as of December 31, 2018. Cash flow generated from continuing operating activities was RMB16,911.0 million (US$2,429.1 million) for fiscal year 2019, compared to RMB14,659.8 million for fiscal year 2018.

Share Repurchase/ Purchase Program

On November 14, 2018, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2018. As of November 15, 2019, the last day of such program, approximately 1,000 ADSs had been repurchased under this program.

On November 20, 2019, the Company announced that its board of directors had approved a share purchase program of up to US$20.0 million of Youdao’s outstanding ADSs for a period not to exceed 12 months beginning on November 25, 2019. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2019, approximately 50,000 ADSs had been purchased under this program.

On February 26, 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on March 2, 2020. Under the terms of this program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market.

For both of the above-mentioned current programs, it is expected that the timing and dollar amount of purchase transactions will be in accordance with the Securities and Exchange Commission (SEC) Rule 10b-18 requirements and such purchases may be affected pursuant to a plan in conformity with SEC Rule 10b5-1. The extent to which NetEase repurchases its ADSs or purchases Youdao’s ADSs will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.9618 on December 31, 2019 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2019, or at any other certain date. The percentages stated are calculated based on RMB.

Change in Segment Reporting

Effective in the third quarter of 2019, the Company changed its segment disclosure to add the financial results of its certain advertising services and Yanxuan into innovative businesses and others in light of the relatively small revenue contribution from those businesses to the Company’s total consolidated net revenues in 2019. The Company sold its Kaola e-commerce business in September 2019. In addition, the Company has commenced separately reporting the results of its majority-controlled subsidiary Youdao, Inc. which completed its initial public offering and listing on the New York Stock Exchange in October 2019. As a result, since the third quarter of 2019 the Company has reported the following segments: online game services, Youdao and innovative businesses and others. The Company retrospectively revised prior period segment information to conform to current period presentation. This change in segment reporting aligns with the manner in which the Company’s operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments.

Impact of the Recently Adopted Major Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 “Leases” as amended, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new standard effective January 1, 2019 on a modified retrospective basis and did not restate comparative periods. The Company recognized approximately RMB577.0 million as total right-of-use assets as well as total lease liabilities for the operating leases on its consolidated balance sheet as of January 1, 2019, excluding the impact from held-for-sale businesses. The Company recognized RMB463.7 million and RMB471.4 million as total right-of-use assets and total lease liabilities, respectively, for the operating leases on its consolidated balance sheet as of December 31, 2019. Right-of-use assets are included in other long-term assets, and lease liabilities are included in accrual liabilities and other payables and other long-term payables, respectively based on payment terms on the consolidated balance sheet. Other than the foregoing, the Company does not expect the new standard to have a material impact on the net assets of the Company’s consolidated financial statements.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2019 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2019.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, February 26, 2020 (Beijing/Hong Kong Time: 10:00 a.m., Thursday, February 27, 2020). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-929-477-0324 and providing conference ID: 3349954, 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 3349954#. The replay will be available through March 11, 2020. This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company based in China dedicated to providing premium online services centered around content, community, communication and commerce. NetEase develops and operates some of the most popular PC-client and mobile games in China and has been expanding rapidly into other international markets such as Japan and North America in more recent years. In addition to its self-developed game content, NetEase also operates some of the most popular international online games in China by partnering with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers. NetEase also offers other innovative services, including the intelligent learning services of its majority-controlled subsidiary, Youdao, music streaming and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market within China or globally, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the market for online games, education products and services and e-commerce may limit future growth of NetEase’s revenues or cause revenues to decline; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; the risk that the e-commerce market or the internet advertising market in China will not grow and will remain subject to intense competition; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	December 31,	December 31,
	2018	2019	2019
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	4,977,432	3,246,373	466,312
Time deposits	32,900,287	53,487,075	7,682,937
Restricted cash	4,692,050	3,150,354	452,520
Accounts receivable, net	4,002,487	4,169,358	598,891
Inventories, net	1,065,615	650,557	93,447
Prepayments and other current assets	3,925,205	4,817,422	691,979
Short-term investments	11,674,775	15,312,595	2,199,517
Assets held for sale	5,477,869	271,278	38,967
Total current assets	68,715,720	85,105,012	12,224,570

Non-current assets:
Property, equipment and software, net	4,672,079	4,621,712	663,867
Land use right, net	3,271,512	3,707,179	532,503
Deferred tax assets	1,064,295	903,904	129,838
Time deposits	100,000	2,360,000	338,993
Other long-term assets	8,175,177	15,424,166	2,215,543
Assets held for sale	969,145	2,398	344
Total non-current assets	18,252,208	27,019,359	3,881,088
Total assets	86,967,928	112,124,371	16,105,658

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	1,201,210	1,212,303	174,136
Salary and welfare payables	2,799,212	2,957,360	424,798
Taxes payable	2,260,646	3,156,513	453,405
Short-term loans	13,658,554	16,828,226	2,417,223
Deferred revenue	7,718,485	8,602,227	1,235,633
Accrued liabilities and other payables	5,005,190	5,484,228	787,760
Liabilites held for sale	2,465,713	2,156	310
Total current liabilities	35,109,010	38,243,013	5,493,265

Non-current liabilities:
Deferred tax liabilities	392,598	382,030	54,875
Other long-term payable	48,921	456,912	65,631
Liabilites held for sale	5,818	961	138
Total non-current liabilities	447,337	839,903	120,644
Total liabilities	35,556,347	39,082,916	5,613,909

Redeemable noncontrolling interests	5,385,736	10,448,600	1,500,847

Total NetEase, Inc.’s equity	45,231,636	61,453,699	8,827,272
Noncontrolling interests	794,209	1,139,156	163,630
Total shareholders’ equity	46,025,845	62,592,855	8,990,902

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	86,967,928	112,124,371	16,105,658

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)

Net revenues	14,405,268	14,635,690	15,734,804	2,260,163	51,178,575	59,241,145	8,509,458

Cost of revenues	(6,874,738)	(6,765,340)	(7,524,376)	(1,080,809)	(23,832,426)	(27,685,845)	(3,976,823)

Gross profit	7,530,530	7,870,350	8,210,428	1,179,354	27,346,149	31,555,300	4,532,635

Selling and marketing expenses	(1,603,137)	(1,619,531)	(2,153,743)	(309,366)	(6,911,710)	(6,221,127)	(893,609)
General and administrative expenses	(821,925)	(753,794)	(812,754)	(116,745)	(3,078,635)	(3,130,298)	(449,639)
Research and development expenses	(2,030,323)	(2,162,254)	(2,267,488)	(325,704)	(7,378,460)	(8,413,224)	(1,208,484)
Total operating expenses	(4,455,385)	(4,535,579)	(5,233,985)	(751,815)	(17,368,805)	(17,764,649)	(2,551,732)

Operating profit	3,075,145	3,334,771	2,976,443	427,539	9,977,344	13,790,651	1,980,903

Other income:
Investment income/ (loss), net	46,366	394,907	731,447	105,066	(22,383)	1,306,320	187,641
Interest income, net	166,291	184,795	279,546	40,154	586,671	821,774	118,040
Exchange (losses)/ gains, net	(15,906)	120,562	(128,522)	(18,461)	(51,799)	25,166	3,615
Other, net	272,948	214,847	109,385	15,712	586,916	439,422	63,119

Income before tax	3,544,844	4,249,882	3,968,299	570,010	11,076,749	16,383,333	2,353,318
Income tax	(917,654)	(87,957)	(876,329)	(125,877)	(2,460,650)	(2,914,726)	(418,674)

Net income from continuing operations	2,627,190	4,161,925	3,091,970	444,133	8,616,099	13,468,607	1,934,644
Net (loss)/ income from discontinued operations	(838,492)	8,596,089	—	—	(2,138,682)	7,962,519	1,143,744
Net income	1,788,698	12,758,014	3,091,970	444,133	6,477,417	21,431,126	3,078,388

Deemed dividends attributable to redeemable noncontrolling interests	(54,604)	(70,124)	(59,588)	(8,559)	(248,098)	(271,543)	(39,005)
Net (income)/ loss attributable to noncontrolling interests	(36,395)	42,409	21,350	3,067	(76,912)	77,933	11,194
Net income attributable to the Company’s shareholders	1,697,699	12,730,299	3,053,732	438,641	6,152,407	21,237,516	3,050,577

Including:
-Net income from continuing operations attributable to the Company’s shareholders	2,536,191	4,134,210	3,053,732	438,641	8,291,089	13,274,997	1,906,833
-Net (loss)/ income from discontined operations attributable to the Company’s shareholders	(838,492)	8,596,089	—	—	(2,138,682)	7,962,519	1,143,744

Basic net income/ (loss) per share:	0.53	3.95	0.95	0.14	1.90	6.59	0.95
-Continuing operations	0.79	1.28	0.95	0.14	2.56	4.12	0.59
-Discontinued operations	(0.26)	2.67	—	—	(0.66)	2.47	0.36

Basic net income/ (loss) per ADS :	13.27	98.66	23.65	3.40	47.54	164.86	23.68
-Continuing operations	19.82	32.04	23.65	3.40	64.07	103.05	14.80
-Discontinued operations	(6.55)	66.62	—	—	(16.53)	61.81	8.88

Diluted net income/ (loss) per share:	0.53	3.91	0.93	0.13	1.89	6.53	0.94
-Continuing operations	0.79	1.27	0.93	0.13	2.55	4.08	0.59
-Discontinued operations	(0.26)	2.64	—	—	(0.66)	2.45	0.35

Diluted net income/ (loss) per ADS :	13.18	97.80	23.37	3.36	47.26	163.37	23.47
-Continuing operations	19.69	31.76	23.37	3.36	63.69	102.12	14.67
-Discontinued operations	(6.51)	66.04	—	—	(16.43)	61.25	8.80

Weighted average number of ordinary shares outstanding, basic	3,199,277	3,225,704	3,228,387	3,228,387	3,235,324	3,220,473	3,220,473
Weighted average number of ADS outstanding, basic	127,971	129,028	129,135	129,135	129,413	128,819	128,819
Weighted average number of ordinary shares outstanding, diluted	3,220,724	3,254,269	3,266,587	3,266,587	3,254,689	3,249,972	3,249,972
Weighted average number of ADS outstanding, diluted	128,829	130,171	130,663	130,663	130,188	129,999	129,999

Note: The Company has adjusted the related gain from disposal of Kaola e-commerce business in the third quarter of 2019 from continuing operations to discontinued operations. This resulted in a decrease in “Other, net” and “Income tax”, and an increase in “Net (loss)/income from discontinued operations”, in the Company’s consolidated statements of income, amounting to RMB8,751.2 million for the third quarter of 2019. Accordingly, basic and diluted net income per ADS from continuing operations decreased by RMB67.82 and RMB67.23, respectively, and basic and diluted net income per ADS from discontinued operations increased by the same amounts for the third quarter of 2019. There is no impact on “Net income attributable to the Company’s shareholders”.

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,788,698	12,758,014	3,091,970	444,133	6,477,417	21,431,126	3,078,388
Net loss/ (income) from discontinued operations	838,492	(8,596,089)	—	—	2,138,682	(7,962,519)	(1,143,744)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	666,790	703,387	695,644	99,923	2,060,135	2,613,782	375,446
Fair value changes and impairment losses of short-term investments, investments in associated companies, other long-term investments and other intangible assets, net	(87,895)	(330,352)	(724,520)	(104,071)	(55,611)	(1,231,732)	(176,927)
Share-based compensation cost	645,458	593,259	622,363	89,397	2,471,731	2,404,089	345,326
(Reversal of)/ allowance for provision for doubtful debts	(2,090)	4,725	(17,843)	(2,563)	50,954	(28,583)	(4,106)
(Gains)/ losses on disposal of property, equipment and software	(640)	(2,639)	3,571	513	(1,385)	5,122	736
Unrealized exchange losses/ (gains)	2,348	(111,807)	131,869	18,942	31,998	(9,981)	(1,434)
Gains on disposal of long-term investments and businesses	(175,957)	(83,678)	(2,677)	(385)	(213,339)	(98,489)	(14,147)
Deferred income taxes	(133,514)	(114,434)	(504,313)	(72,440)	(70,621)	150,629	21,637
Net equity share of losses/ (gains) from associated companies	17,643	(8,595)	(12,269)	(1,762)	98,301	(4,322)	(621)
Changes in operating assets and liabilities:
Accounts receivable	340,955	(333,859)	545,607	78,372	(612,656)	(11,314)	(1,625)
Inventories	(129,588)	83,150	36,191	5,199	(81,440)	415,057	59,619
Land use right/ prepayments of land use right	—	(418,876)	(45,295)	(6,506)	—	(464,171)	(66,674)
Other prepayments and current assets	105,360	(327,558)	(264,013)	(37,923)	(719,035)	(1,024,393)	(147,145)
Accounts payable	12,090	(105,131)	136,690	19,634	112,435	13,229	1,900
Salary and welfare payables	283,346	(447,025)	1,034,413	148,584	725,515	146,146	20,993
Taxes payable	429,145	(408,348)	168,247	24,167	685,024	(133,801)	(19,219)
Deferred revenue	542,501	816,599	406,160	58,341	1,757,874	883,742	126,942
Accrued liabilities and other payables	135,999	175,544	208,902	30,007	(196,136)	(182,646)	(26,235)
Net cash provided by continuing operating activities	5,279,141	3,846,287	5,510,697	791,562	14,659,843	16,910,971	2,429,110
Net cash provided by/ (used in) discontinued operating activities	656,301	7,136	—	—	(1,243,966)	305,487	43,880
Net cash provided by operating activities	5,935,442	3,853,423	5,510,697	791,562	13,415,877	17,216,458	2,472,990
Cash flows from investing activities:
Purchase of property, equipment and software	(304,900)	(329,722)	(235,717)	(33,859)	(2,169,404)	(1,209,477)	(173,731)
Proceeds from sale of property, equipment and software	922	5,190	49,693	7,138	6,688	60,601	8,705
Purchase of intangible assets, content and licensed copyrights	(635,495)	(208,748)	(760,698)	(109,267)	(1,741,225)	(2,119,307)	(304,419)
Purchase of land use right	(31,759)	—	—	—	(2,926,795)	—	—
Net change in short-term investments with terms of three months or less	(2,619,634)	(683,304)	(1,802,689)	(258,940)	(1,172,326)	(1,023,165)	(146,969)
Purchase of short-term investments with terms over three months	(2,940,000)	(4,997,000)	(3,373,000)	(484,501)	(13,393,000)	(22,370,000)	(3,213,249)
Proceeds from maturities of short-term investments with terms over three months	5,302,899	5,901,842	9,252,687	1,329,065	13,071,359	20,225,342	2,905,189
Investment in associated companies and other long-term investments	(393,801)	(711,229)	(231,714)	(33,284)	(3,023,491)	(1,562,188)	(224,394)
Proceeds from disposal of long-term investments	—	127,332	28,289	4,064	—	406,702	58,419
Placement/rollover of matured time deposits	(19,933,370)	(19,339,634)	(24,912,424)	(3,578,446)	(41,553,428)	(77,083,350)	(11,072,330)
Proceeds from maturities of time deposits	13,349,755	11,869,243	7,964,392	1,144,013	39,924,525	54,381,647	7,811,435
Net change in other assets	46,513	63,196	(17,229)	(2,475)	(133,039)	(42,345)	(6,082)
Amounts received from/(paid to) disposed businesses	436,593	1,488,349	7,092,216	1,018,733	(1,889,560)	9,031,051	1,297,229
Net cash used in continuing investing activities	(7,722,277)	(6,814,485)	(6,946,194)	(997,759)	(14,999,696)	(21,304,489)	(3,060,197)
Net cash (used in)/ provided by discontinued investing activities	(509,944)	(264,897)	—	—	1,430,181	(832,252)	(119,546)
Net cash used in investing activities	(8,232,221)	(7,079,382)	(6,946,194)	(997,759)	(13,569,515)	(22,136,741)	(3,179,743)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loans with terms over three months	25,000	58,840	358,372	51,477	34,256	730,087	104,870
Payment of short-term bank loans with terms over three months	—	—	(296,823)	(42,636)	(18,761)	(296,823)	(42,636)
Net changes in short-term loans with terms of three months or less	16,163	1,469,031	1,472,244	211,475	6,194,113	2,538,267	364,599
Capital contribution from noncontrolling interests and redeemable noncontrolling interests shareholders, net	3,216,112	128,192	6,528,274	937,728	4,334,684	6,940,990	997,011
Cash (paid)/ refund received for share repurchase	(61,574)	(7)	—	—	(7,516,679)	10,638	1,528
Dividends paid to shareholders	(399,374)	(923,444)	(6,890,484)	(989,756)	(1,440,194)	(8,840,634)	(1,269,878)
Net cash provided by financing activities	2,796,327	732,612	1,171,583	168,288	1,587,419	1,082,525	155,494

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(14,517)	38,196	(26,846)	(3,856)	81,511	29,080	4,177
Net increase/ (decrease) in cash, cash equivalents and restricted cash	485,031	(2,455,151)	(290,760)	(41,765)	1,515,292	(3,808,678)	(547,082)
Cash, cash equivalents and restricted cash, at the beginning of the period	9,721,507	9,143,771	6,688,620	960,760	8,691,246	10,206,538	1,466,077
Cash, cash equivalents and restricted cash, at end of the period	10,206,538	6,688,620	6,397,860	918,995	10,206,538	6,397,860	918,995
Less: Cash, cash equivalents and restricted cash of held for sale	537,056	14,693	1,133	163	537,056	1,133	163
Cash, cash equivalents and restricted cash of continuing operations at end of the period	9,669,482	6,673,927	6,396,727	918,832	9,669,482	6,396,727	918,832

Supplemental disclosures of cash flow information of continuing operations:
Cash paid for income tax, net	418,783	906,425	1,189,622	170,879	2,003,158	3,193,802	458,761
Cash paid for interest expense	98,528	73,573	133,748	19,212	301,761	431,395	61,966
Supplemental schedule of non-cash investing and financing activities of continuing opearations:
Fixed asset purchases financed by accounts payable and accrued liabilities	351,610	292,528	304,944	43,802	351,610	304,944	43,802

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	11,019,553	11,534,763	11,604,332	1,666,858	40,190,057	46,422,640	6,668,195
Youdao	230,091	345,908	410,432	58,955	731,598	1,304,883	187,435
Innovative businesses and others	3,155,624	2,755,019	3,720,040	534,350	10,256,920	11,513,622	1,653,828
Total net revenues	14,405,268	14,635,690	15,734,804	2,260,163	51,178,575	59,241,145	8,509,458

Cost of revenues:
Online game services	(4,094,688)	(4,172,678)	(4,281,559)	(615,007)	(14,617,656)	(16,974,234)	(2,438,196)
Youdao	(161,810)	(256,674)	(288,002)	(41,369)	(515,133)	(934,261)	(134,198)
Innovative businesses and others	(2,618,240)	(2,335,988)	(2,954,815)	(424,433)	(8,699,637)	(9,777,350)	(1,404,429)
Total cost of revenues	(6,874,738)	(6,765,340)	(7,524,376)	(1,080,809)	(23,832,426)	(27,685,845)	(3,976,823)

Gross profit:
Online game services	6,924,865	7,362,085	7,322,773	1,051,851	25,572,401	29,448,406	4,229,999
Youdao	68,281	89,234	122,430	17,586	216,465	370,622	53,237
Innovative businesses and others	537,384	419,031	765,225	109,917	1,557,283	1,736,272	249,399
Total gross profit	7,530,530	7,870,350	8,210,428	1,179,354	27,346,149	31,555,300	4,532,635

Gross profit margin:
Online game services	62.8%	63.8%	63.1%	63.1%	63.6%	63.4%	63.4%
Youdao	29.7%	25.8%	29.8%	29.8%	29.6%	28.4%	28.4%
Innovative businesses and others	17.0%	15.2%	20.6%	20.6%	15.2%	15.1%	15.1%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB 6.9618 on the last trading day of December 2019 (December 31, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	204,776	180,990	191,470	27,503	757,341	758,810	108,996
Operating expenses
- Selling and marketing expenses	27,267	21,176	17,353	2,493	102,638	84,920	12,198
- General and administrative expenses	196,703	200,394	211,506	30,381	787,200	797,120	114,499
- Research and development expenses	216,712	190,699	202,034	29,020	824,552	763,239	109,633

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except per share data or per ADS data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	2,536,191	4,134,210	3,053,732	438,641	8,291,089	13,274,997	1,906,833
Add: Share-based compensation	645,038	591,769	608,598	87,420	2,470,179	2,387,675	342,968
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	3,181,229	4,725,979	3,662,330	526,061	10,761,268	15,662,672	2,249,801

Non-GAAP basic net income from continuing operations per share	0.99	1.47	1.13	0.16	3.33	4.86	0.70
Non-GAAP basic net income from continuing operations per ADS	24.86	36.63	28.36	4.07	83.15	121.59	17.46
Non-GAAP diluted net income from continuing operations per share	0.99	1.45	1.12	0.16	3.31	4.82	0.69
Non-GAAP diluted net income from continuing operations per ADS	24.69	36.31	28.03	4.03	82.66	120.48	17.31

The accompanying notes are an integral part of this press release.